UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACV Auctions Inc.

(Name of Issuer)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
00091G104

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00091G104	Schedule 13G/A	Page 2 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Public Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,310,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,310,050
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,050
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 00091G104	Schedule 13G/A	Page 3 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,202,699
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,202,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,699
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	Schedule 13G/A	Page 4 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Concentrated Growth L/S Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,900
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	Schedule 13G/A	Page 5 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Technology L/S Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 359,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 359,039
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,039
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	Schedule 13G/A	Page 6 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Sustainable Opportunities L/S Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 354,969
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,969
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,969
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	Schedule 13G/A	Page 7 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Sustainable Opportunities L/S QP Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 440,363
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 440,363
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,363
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	Schedule 13G/A	Page 8 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Sustainable Opportunities L/S Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,428
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,428
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,428
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	Schedule 13G/A	Page 9 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Alydar GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 847,730
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 847,730
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,730
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	Schedule 13G/A	Page 10 of 19 Pages

1		NAME OF REPORTING PERSONS Summit Partners Alydar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 847,730
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 847,730
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,730
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 00091G104	Schedule 13G/A	Page 11 of 19 Pages

1		NAME OF REPORTING PERSONS Philip Furse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,310,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,310,050
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,050
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 00091G104	Schedule 13G/A	Page 12 of 19 Pages

1		NAME OF REPORTING PERSONS Timothy Albright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,310,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,310,050
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,050
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 00091G104	Schedule 13G/A	Page 13 of 19 Pages

1		NAME OF REPORTING PERSONS Robert MacAulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,310,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,310,050
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,050
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 00091G104	Schedule 13G/A	Page 14 of 19 Pages

1		NAME OF REPORTING PERSONS Matthew Curtis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,310,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,310,050
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,050
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 00091G104	Schedule 13G/A	Page 15 of 19 Pages

Item 1.	(a) Name of Issuer

ACV Auctions Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

640 Ellicott Street, #321, Buffalo, New York 14203

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Summit Partners Public Asset Management, LLC (“SPPAM”), the investment manager with respect to the shares directly held by Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund Limited, and Summit Partners Technology L/S Master Fund, L.P. (collectively the "Funds") and separately managed accounts. SPPAM is a Delaware limited liability company located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners, L.P. (“SP”), the Managing Member of SPPAM, with respect to the shares directly held by the Funds. SP is a Delaware limited partnership located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners Concentrated Growth L/S Master Fund, L.P., a Cayman Islands limited partnership, with respect to the shares directly owned by it. The entity’s registered office is c/o Walker Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Summit Partners Technology L/S Master Fund, L.P., a Cayman Islands limited partnership, with respect to the shares directly owned by it. The entity’s registered office is c/o Walker Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Summit Partners Sustainable Opportunities L/S Fund Limited, a Cayman Islands exempted company, with respect to the shares directly owned by it. This entity's registered office is c/o Walker Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Summit Partners Sustainable Opportunities L/S QP Fund, L.P., a Delaware limited partnership, with respect to the shares directly owned by it. This entity's registered office is c/o Summit Partners, 222 Berkeley Street, FL 18, Boston, MA 02116.

Summit Partners Sustainable Opportunities L/S Fund, L.P., a Delaware limited partnership, with respect to the shares directly owned by it, if any. This entity's registered office is c/o Summit Partners, 222 Berkeley Street, FL 18, Boston, MA 02116.

Summit Partners Alydar GP, L.P. (“Fund GP”), the general partner of Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., and Summit Partners Technology L/S Master Fund, L.P with respect to the shares directly held by those entities. Fund GP is a Delaware limited partnership located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners Alydar GP, LLC (“GP”), the general partner of Fund GP with respect to the shares directly held by the Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., and Summit Partners Technology L/S Master Fund, L.P. GP is a Delaware limited liability company located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Philip Furse, the Chief Investment Officer of SPPAM and a Portfolio Manager of SPPAM with respect to the shares directly held by the Funds and the separately managed accounts of SPPAM. Mr. Furse is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Timothy Albright, a Portfolio Manager of SPPAM with respect to the shares directly held by the Funds and the separately managed accounts of SPPAM. Mr. Albright is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Robert MacAulay, the Chief Risk Officer of SPPAM with respect to the shares directly held by the Funds and the separately managed accounts of SPPAM. Mr. MacAulay is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Matthew Curtis, a Portfolio Manager of SPPAM with respect to the shares directly held by the Funds and the separately managed accounts of SPPAM. Mr. Curtis is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

00091G104

CUSIP No. 00091G104	Schedule 13G/A	Page 16 of 19 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 00091G104	Schedule 13G/A	Page 17 of 19 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock is as of December 31, 2021 and is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The percentage of beneficial ownership is determined by dividing the number of shares beneficially owned by the Reporting Persons, 1,310,050, by 93,285,078, the number of shares issued and outstanding as of November 3, 2021 according to the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

By virtue of the affiliate relationships among the Reporting Persons and by virtue of Mr. Furse being the Chief Investment Officer of SPPAM and a Portfolio Manager of SPPAM, Mr. Albright being a Portfolio Manager of SPPAM, Mr. MacAulay being the Chief Risk Officer of SPPAM, and Mr. Curtis being a Portfolio Manager of SPPAM, each Reporting Person may have been deemed to own beneficially all of the shares of Common Stock of the issuer. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Shares of Common Stock representing 107,351 shares reported in this statement are held of record by separately managed accounts of SPPAM, which have the right to receive dividends from and proceeds from the sale of such shares. Such interests do not relate to more than 5 percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

 Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00091G104	Schedule 13G/A	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Summit Partners Public Asset Management, LLC

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners, L.P.

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners Technology L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund Limited By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Sustainable Opportunities L/S QP Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Sustainable Opportunities L/S Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Alydar GP, L.P.

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Alydar GP, LLC

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Philip C. Furse

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Philip C. Furse
Timothy K. Albright

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Timothy K. Albright
Robert E. MacAulay

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Robert E. MacAulay
Matthew Curtis

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Matthew Curtis

CUSIP No. 00091G104	Schedule 13G/A	Page 19 of 19 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2022

Summit Partners Public Asset Management, LLC

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners, L.P.

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners Technology L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partners

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Sustainable Opportunities L/S Fund Limited By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person

Summit Partners Concentrated Growth L/S QP Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Concentrated Growth L/S Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Alydar GP, L.P.

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Summit Partners Alydar GP, LLC

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, Authorized Person
Philip C. Furse

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Philip C. Furse
Timothy K. Albright

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Timothy K. Albright
Robert E. MacAulay

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Robert E. MacAulay
Matthew Curtis

By:	/s/ Adam H. Hennessey
Adam H. Hennessey, POA for Matthew Curtis